Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 38 DATED February 6, 2023 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 7, 2021

This Supplement is part of the offering circular dated May 7, 2021, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	An amendment to the Offering Circular revising the Offering’s termination date;

2.	An amendment to the Offering Circular updating Manager’s information to specifically reflect the Manager’s designation as a registered investment advisor (CRD# 310737/SEC# 801-122742).

3.	our monthly adapted net asset value (“NAV”) per Investor Share as of February 1, 2023;

4.	our historical share pricing information;

5.	the status of our Redemption Plan; and*

6.	our distributions.

* if applicable

Offering Circular Update – Extension of termination date

Sentence one (1) of paragraph four (4) of the introduction page has been amended and replaced in it is entirety as follows:

“This Offering will commence upon its qualification by the Securities and Exchange Commission and shall terminate upon the earlier of: (1) Sale of the maximum offering amount of $74,597,250 in Investor Shares; or (2) any earlier date upon which the Offering is terminated by the Manager in its sole discretion.”

Offering Circular Update – Manager update

Paragraph two (2) of the introduction page has been amended and replaced in its entirety as follows:

“We are externally managed by Concreit Fund Management LLC (the “Manager”) which is a wholly owned subsidiary of our sponsor, Concreit Inc. (the “Sponsor” or “Concreit Inc.”). The Manager is a registered investment adviser registered with FINRA and the Securities and Exchange Commission (CRD# 310737/SEC# 801-122742). Our Sponsor owns and operates an online investment platform www.concreit.com (the “Concreit Platform”) and the investment mobile application (the “Concreit App”) that allows potential investors to become equity holders in real estate opportunities that may have been historically difficult to access for most retail investors. Through the use of the Concreit Platform and Concreit App, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We intend to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2022, subject to extension by the Manager.”

Paragraph three (3) of page forty-nine (49) has been amended and replaced in its entirety as follows:

“Concreit Fund Management LLC is our Manager. As our Manager, it is responsible for directing the management of our business and affairs, managing our day-to-day operations, implementing our investment strategy, and manage our portfolio of Real Estate Investments. Our Manager also has the authority to make all of the decisions regarding our Real Estate Investments, subject to the limitation in our Operating Agreement. Our Manager is a registered investment adviser registered with FINRA and the Securities and Exchange Commission (CRD# 310737/SEC# 801-122742), and will also provide asset management, marketing, other administrative services on our behalf.”

Monthly Pricing Supplement

As of February 1, 2023, our NAV per Investor Share is $0.96. This NAV per Investor Share shall be effective until updated by Concreit on or about March 1, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Investor Shares on a periodic, ongoing basis. However, the majority of our assets will consist of Real Estate Investments which is why the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our Real Estate Investments. In addition, for any given period, our published NAV per Investor Share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Investor Share may not reflect the precise amount that might be paid for your Investor Shares in an arm’s length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs in between updated of NAV that would cause our NAV per Investor Share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Investor Share using a process that reflects several components, including (1) estimated values of each of our acquired real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial information and other reporting from entities of which we hold securities, our borrowers, and unconsolidated subsidiaries of both on a monthly or quarterly basis, so the estimated values of each of our Real Estate Investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date got accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per Investor Share purchase price will be $0.96 per Investor Share. This price per Investor Share shall be effective until the next announcement of price per Investor Share by Concreit, which is expected to happen within a commercially reasonable time on or about March 1, 2023, unless updated by us prior to that time. Redemptions of Investor Shares shall be made pursuant to our Redemption Plan based on the redemption price set forth therein.

Historical NAV Information

Below is the monthly NAV per Investor Share, as determined in accordance with our valuation policies, for each fiscal month since May 1, 2020.

Date	NAV per Investor Share
February 1, 2023	$0.96
January 1, 2023	$0.96
December 1, 2022	$0.96
November 1, 2022	$0.96
October, 1, 2022	$0.96
September 1, 2022	$0.96
August 1, 2022	$0.96
July 1, 2022	$0.96
June 1, 2022	$0.96
May 1, 2022	$0.96
April 1, 2022	$0.96
March 1, 2022	$0.96
February 1, 2022	$0.96
January 1, 2022	$0.96
December 1, 2021	$0.96
November 1, 2021	$0.96
October 1, 2021	$0.96
September 1, 2021	$0.96
August 1, 2021	$0.96
July 1, 2021	$0.96
June 1, 2021	$0.96
May 1, 2021	$0.96
April 1, 2021	$0.96
March 1, 2021	$0.96
February 1, 2021	$0.96
January 1, 2021	$0.96
December 1, 2020	$0.96
November 1, 2020	$0.96
October 1, 2020	$0.96
September 1, 2020	$0.96
August 1, 2020	$0.95
July 1, 2020	$0.96
June 1, 2020	$0.91
May 1, 2020	$0.84

Investor Share Redemption Plan Status

During January 2023, we received $217,963 in new redemption requests and processed $172,221.25, accounting 179,553.3814 Investor Shares. As of the date of this Supplement we have $25,381 to be processed.

Distributions

Our Manager authorized daily cash distributions for Investor Members of record as of the close of business on the last day of each Distribution Period with the following Daily Distribution Amounts per Investor Share. The Manager plans to pay the distributions to Investor Members on the below Payment Dates.

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield[1]
02/04/2023 – 02/10/2023	$0.00015972222222	01/31/2023	02/10/2023	5.75%
02/11/2023 – 02/17/2023	$0.00015972222222	01/31/2023	02/17/2023	5.75%
02/18/2023 – 02/24/2023	$0.00015972222222	01/31/2023	02/24/2023	5.75%
02/25/2023 – 03/03/2023	$0.00015972222222	01/31/2023	03/03/2023	5.75%

[1]	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

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